Exhibit 99.40

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR NOVEMBER 2005

FOR IMMEDIATE RELEASE, Monday, November 21, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to confirm cash distributions for November 2005

(Calgary, November 21, 2005) /CNW/ - Penn West Energy Trust confirmed today its November 2005 cash distribution will be $0.31 per trust unit, payable on December 15, 2005. The ex-distribution date is November 28, 2005 and the record date is November 30, 2005.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502